SECURITIE! ION

04017085

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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| SEC FILE NUMBER |
|---|
| 8-53665 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Safie Holdings LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

156 West 56th Street, Room 1101
(No. and Street)

New York (City) N.Y. (State) 10019 (Zip Code)

PROCESSED
JUN 16 2004
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart J. Appelson (212) 599-1325
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue, Lake Success (Address) (City) N.Y. (State) 11042 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECD S.E.C.
MAR 29 2004
513

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Lawrence Fiedler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Safie Holdings LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF CALIFORNIA
COUNTY OF RIVERSIDE

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 22 DAY OF MAR 2004
NOTARY PUBLIC

R. H. JONES
Commission # 1326630
Notary Public - California
Riverside County
My Comm. Expires Nov 22, 2005

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of ~~Income (Loss)~~ Operations.
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of ~~Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital~~ Members Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAFIE HOLDINGS LLC
156 WEST 56$^{TH}$ STREET, ROOM 1101
NEW YORK, NY 10019

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# STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2003

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# SAFIE HOLDINGS LLC
# (A LIMITED LIABILITY COMPANY)

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2003

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 9,502 |
| Other assets | | 4,072 |
| | $ | 13,574 |

### LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accrued expenses and other payables | $ | 3,400 |
| Member's equity | | 10,174 |
| | $ | 13,574 |

**The accompanying notes are an integral part of this financial statement.**

**SAFIE HOLDINGS LLC**
**(A LIMITED LIABILITY COMPANY)**

**NOTES TO FINANCIAL STATEMENT**

## 1. ORGANIZATION AND NATURE OF BUSINESS:

Safie Holdings LLC (the "Company") was organized as a limited liability company under the laws of the State of Delaware on October 18, 2001. The duration of the Company's existence shall continue for a term of ninety years from the date of formation of the Company. The liability of the members is limited to their capital invested in the Company. The Company is a registered broker and dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. On June 7, 2003, the Company became a member of the National Association of Securities Dealers, Inc. (NASD).

The Company syndicates equity ownership interests in real estate through private placement transactions.

## 2. BASIS OF PRESENTATION:

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As shown in the accompanying financial statements, the Company has incurred a net loss of $23,260 for the year ended December 31, 2003 and has incurred minimal losses to date in 2004. The losses incurred raise questions about the Company's ability to continue as a going concern. The Company is continuing to look for suitable real estate investments to syndicate. The member has indicated his intent to continue to fund, as needed, operations and working capital as well as to meet its regulatory requirements.

Management believes that the course of action presently being taken provides the opportunity for the Company to continue as a going concern.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash Equivalents:

The Company considers all money market accounts and all highly liquid debt instruments when purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition:

Fees are recorded when earned and related expenses when incurred.

Income Taxes:

The Company is treated as a partnership for federal income tax purposes. Consequently, the Company is not itself subject to federal and state income taxes. Members are liable for their distributive shares of the Company's income and losses. However, the Company is subject to New York City unincorporated business tax.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 4. MEMBER'S EQUITY:

The Company has available per the limited liability agreement Class "A" and "B" shares. Only Class "A" members are entitled to vote. At December 31, 2003, only Class A shares were outstanding.

## 5. NET CAPITAL RQUIREMENTS:

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2003, the Company had net capital, as defined, of $6,102 which exceeded the required minimum net capital by $1,102. Aggregate indebtedness totaled $3,400 at December 31, 2003. The ratio of aggregate indebtedness to net capital was .56 to 1.

* * * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2003 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * * *

## INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Safie Holdings LLC, (the "Company") a limited liability company, as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Safie Holdings LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
March 22, 2004